UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Ad hoc announcement of Deutsche Telekom

Hanover/Bonn, 10. March 2003

Deutsche Telekom brings 2002 to a close with a strong 4th quarter

•                  Group revenue for full year increased by 11.1 % to EUR 53.7 billion

•                  Net debt reduced from EUR 64.3 billion in the third quarter of 2002 to EUR 61.1 billion

•                  Group EBITDA (adjusted for special influences) increased from EUR 15.1 billion to EUR 16.3 billion

•                  Net loss EUR 24.6 billion as a result of high level of nonscheduled write-downs

•                  T-Com increased revenue by 2.6 % to EUR 30.2 billion

•                  T-Mobile increased EBITDA by almost 61 % to EUR 5.0 billion

•                  T-Systems with weaker revenue but higher EBITDA

•                  T-Online improved EBITDA by EUR 0.3 billion to plus EUR 0.2 billion

EBITDA, EBITDA adjusted for special influences, net debt and free cash flow are pro forma figures that are not covered by the provisions of German or U.S. GAAP. They should not be viewed in isolation as an alternative to net income/loss, income/loss before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures prepared in accordance with German or U.S. GAAP. For a detailed explanation and calculation of these figures, please refer to the information in the appendix to this press release “Reconciliation to pro forma figures”.

All information given in this announcement is on the basis of preliminary, unaudited figures

Revenue increased considerably by 11 % to EUR 53.7 billion. The strict debt reduction policy led to a considerably lower level of net debt of EUR 61.1 billion at year end. The net loss for the full financial year Amounted to around EUR 24.6 billion. This loss is mainly attributable to the non-cash, nonscheduled write-downs resulting from the strategic review in the third quarter of 2002.

Development of Group revenue

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Net revenue	14.5	13.3	9.0	53.7	48.3	11.1
Net revenue (excluding changes in the composition of the Group)	14.3	13.3	7.7	50.4	48.3	4.3
International	5.2	4.3	20.9	18.4	13.2	7.8
Domestic National	9.3	9.0	3.3	35.3	35.1	n.a.

Figures calculated and rounded on the basis of millions

EBITDA excluding special influences increased considerably in fourth Quarter. Group EBITDA excluding special influences amounted to EUR 16.3 billion for the full 2002 financial year, almost EUR 1.2 billion or 7.8 % higher than in the previous year. EBITDA including special influences amounted to EUR 16.1 billion. The difference of around EUR 0.2 billion consists of EUR 0.5 billion relating to proceeds from the sale of shares (Satelindo and T-Online) and EUR 0.7 billion for restructuring expenses at T-Com and T-Systems and an additional accrual for pensions.

Group EBITDA

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
EBITDA excl. special influences	4.4	3.8	14.6	16.3	15.1	7.8
EBITDA incl. special influences	4.7	4.0	18.8	16.1	18.1	(10.8)

Figures calculated and rounded off on the basis of millions

Net loss for the full year at the same level as after nine months The Group’s net loss for the full 2002 financial year amounted to EUR 24.6 billion, only slightly higher than the net loss of EUR 24.5 billion recorded for the first nine months of the year.  The increase in the net loss compared with the previous year is mainly attributable to the nonscheduled write-downs of EUR 21.4 billion resulting from the strategic review.

Net loss

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Net loss	(0.1)	(2.5)	96.9	(24.6)	(3.5)	n.a.
Net loss excl. special influences	(0.5)	(1.9)	71.0	(4.8)	(4.7)	(1.4)

Figures calculated and rounded off on the basis of millions for the sake of greater precision.

End of part 1 of ad hoc announcement of Deutsche Telekom. Follows part 2

Part 2 of ad hoc announcement of Deutsche Telekom

Net debt

In comparison with the third quarter of 2002, Deutsche Telekom succeeded in reducing its net debt to EUR 61.1 billion. This significant progress in reducing the company’s debt is attributable in part to asset sales already made (including the sale of various real estate holdings, 120 million T-Online shares, T-Systems ABS transaction) and the improvement of free cash flow.

A further aspect in the reduction of net debt is the continued positive development of the dollar exchange rate.

billions of €	2002	2001	Change	Change in %	30.09.2002
Bonds and debentures	56.7	58.3	(1.6)	-2.7	58.9
Liabilities to banks	6.3	8.7	(2.4)	-27.9	7.7
Debt (in accordance with balance sheet)	63.0	67.0	(4.0)	-5.9	66.5
Liabilities to non-banks from loan notes	0.8	0.7	(0.1)	-27.8	0.6
Miscellaneous other	0.3	0.2	0.1		0.2
Gross debt	64.1	67.9	(3.8)	-5.6	67.3
Liquid assets	1.9	2.9	(1.0)	-33.6	1.9
Other investments in marketable securities	0.4	0.7	(0.3)	-41.2	0.5
Other investments in non-current securities	0.2	0.9	(0.7)	-72.9	0.3
Other assets	0.2	0.3	(0.1)	-44.7	0.0
Discounts on loans (prepaid expenses and deferred charges)	0.3	0.3	—	-16.0	0.4
Net debt	61.1	62.8	(1.7)	-2.7	64.3

Figures calculated on the basis of millions.

The prior-year figures shown have been adjusted in line with this definition to allow proper comparisons.

End of part 2 of ad hoc announcement of Deutsche Telekom. Follows part 3

Part 3 of ad hoc announcement of Deutsche Telekom

T-Com - EBITDA excluding special influences increased in the fourth quarter

T-Com’s total revenue increased by almost 3%, or EUR 0.8 billion, compared with the previous year to EUR 30.2 billion. The main contributing factors to this development were the Eastern European affiliates with an increase in revenue from EUR 2.8 billion to EUR 3.9 billion. Revenue from business within Germany decreased by EUR 0.3 billion.

T-Com’s EBITDA excluding special influences increased slightly by 0.4 % from EUR 10.1 billion to EUR 10.2 billion.  EBITDA including special influences decreased by 8.9 % from EUR 10.9 billion to EUR 9.9 billion. Income before taxes (including special influences) amounted to EUR 3.5 billion compared with EUR 4.6 billion in the previous year. T-Com recorded adjusted EBITDA of EUR 2.6 billion in the fourth quarter of 2002, an increase over the corresponding figure of EUR 2.5 billion for the third quarter.

T-Com

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Total revenue	7.9	7.4	7.9	30.2	29.4	2.6
Net revenue	6.5	6.4	2.7	25.4	25.0	1.6
EBITDA excl. special influences	2.6	2.6	2.9	10.2	10.1	0.4
EBITDA	2.4	2.5	(1.1)	9.9	10.9	(8.9)
Depreciation and amortization	(1.5)	(1.5)	2.3	(5.5)	(5.4)	(1.7)
Financial income (expense), net	(0.1)	0	n.a.	(0.9)	(0.9)	(1.2)
Income (loss) before taxes	0.9	0.9	(5.2)	3.5	4.6	(23.3)
Employees				152,836	148,247	3.1

Average number of employees.

Calculated and rounded off on the basis of millions for the sake of greater precision.

Disproportionately high EBITDA growth at T-Mobile

The T-Mobile division recorded strong growth of total revenue over the full 2002 financial year of almost 35 % or EUR 5.1 billion to EUR 19.7 billion. EBITDA increased by 61 % or EUR 1.9 billion to EUR 5.0 billion. T-Mobile USA, which includes T-Mobile USA, Inc. and Powertel, Inc., recorded the strongest EBITDA growth, turning negative EBITDA of EUR 0.3 billion into EBITDA plus EUR 0.5 billion. The loss before taxes increased by EUR 17.3 billion from EUR 6.4 billion in 2001 to EUR 23.7 billion in 2002.

T-Mobile

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Total revenue	5.5	4.5	22.8	19.7	14.6	34.8
Net revenue	5.2	4.0	29.5	18.2	13.0	40.3

EBITDA	1.2	1.0	24.4	5.0	3.1	60.6
Depreciation and amortization	(1.1)	(2.8)	62.2	(27.3)	(6.3)	n.a.
Financial income (expense), net	(0.3)	(1.3)	75.0	(1.4)	(3.2)	55.4
Income (loss) before taxes	(0.2)	(3.2)	93.4	(23.7)	(6.4)	n.a.
Employees				38,943	30,124	29.3

Average number of employees.

Calculated and rounded off on the basis of millions for the sake of greater precision.

End of part 3 of ad hoc announcement of Deutsche Telekom. Follows part 4

Part 4 of ad hoc announcement of Deutsche Telekom

T-Systems increased its adjusted EBITDA despite negative economic influences

T-Systems was not able to set itself apart from the generally weak economic environment. Total revenue decreased by EUR 0.6 billion, or 5%, compared with the previous year to EUR 11.3 billion. Net revenue decreased by around 6%, or EUR 0.5 billion, to EUR 7.8 billion. Despite this decrease in revenue, T-Systems recorded a growth in EBITDA excluding special influences of around

30%, or EUR 0.3 billion, to EUR 1.15 billion. EBITDA including special influences decreased in the period under review from EUR 0.9 billion to EUR 0.8 billion. The special influences of EUR 0.4 billion affecting EBITDA in 2002 related mainly to restructuring expenses. The loss before taxes increased from EUR 0.4 billion in 2001 to EUR 2 billion in 2002.

T-Systems

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Total revenue	3.0	3.3	(8.9)	11.3	11.9	(4.9)
Net revenue	2.0	2.3	(12.3)	7.8	8.3	(6.3)
EBITDA excl. special influences	0.3	0.26	20.9	1.15	0.9	29.9
EBITDA(1)	0.3	0.25	19.0	0.75	0.9	(13.9)
Depreciation and amortization	(0.6)	(0.4)	(65.7)	(2.6)	(1.4)	(90.7)
Financial income (expense), net	0	0	n.a.	(0.1)	0.1	n.a.
Income (loss) before taxes	(0.3)	(0.1)	n.a.	(2.0)	(0.4)	n.a.
Employees				43,482	41,716	4.2

Average number of employees.

Calculated and rounded off on the basis of millions for the sake of greater precision.

T-Online continued its profitable growth trend

The T-Online division (including DeTeMedien) increased its total revenue by 26%, or almost EUR 0.4 billion, compared with the previous year to EUR 1.8 billion. EBITDA improved over the same period, from negative EBITDA of EUR 0.1 billion into positive EBITDA of EUR 0.2 billion and thus demonstrates clearly the division’s successful orientation towards increasing its profitability.

T-Online

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Total revenue	0.5	0.4	31.2	1.8	1.4	26.3
Net revenue	0.5	0.4	31.9	1.7	1.3	25.0

EBITDA	0.1	0	n.a.	0.2	(0.1)	n.a.
Depreciation and amortization	(0.1)	0	(39.1)	(0.2)	(0.2)	(10.1)
Financial income (expense), net	0	(0.1)	n.a.	0	0	(70.6)
Income (loss) before taxes	0	(0.1)	n.a.	0	(0.2)	n.a.
Employees				2,765	3,008	(8.1)

Average number of employees.

Calculated and rounded off on the basis of millions for the sake of greater precision.

End of part 4 of ad hoc announcement of Deutsche Telekom. Follows part 5

Part 5 of ad hoc announcement of Deutsche Telekom

Others: PSA up and running

Total revenue generated by the area “Other” amounted to EUR 4.4 billion compared with EUR 5.1 billion in the previous year. The decrease in revenue of around EUR 0.7 billion was a result of the deconsolidation of DeTeSat (around EUR 0.1 billion) at December 31, 2001 and, in particular, the lower level of services provided within the Group for other divisions.  EBITDA adjusted to exclude special influences decreased by EUR 1.1 billion compared with the previous year to around EUR 30 million. The main reasons for this are the decrease in revenue (EUR 0.7 billion), the costs of T-Mobile rebranding amounting to around EUR 0.2 billion and expenses of approximately EUR 0.2 billion related to the sale of receivables. The Personnel Service Agency (PSA) is now in operation and had around 1,700 employees (calculated as full-time equivalents) assigned to it at December 31, 2002.

Other

billions of €	31 Dec 2002	31 Dec 2001	Change in %	2002 financial year	2001 financial year	Change in %
Total revenue	1.2	1.5	(19.8)	4.4	5.1	(13.7)
Net revenue	0.3	0.3	3.9	0.6	0.6	(9.5)
EBITDA excl. special influences	0.2	0.2	18.3	0	1.1	(97.3)
EBITDA	0.8	0.5	68.3	0.4	3.3	(86.4)
Depreciation and amortization	(0.4)	(0.6)	44.1	(1.3)	(1.4)	10.3
Financial income (expense), net	(1.0)	0.2	n.a.	(3.6)	(1.5)	(143.9)
Income (loss) before taxes	(0.6)	0	n.a.	(4.5)	0.4	n.a.
Employees				17,870	18,565	(3.7)

Average number of employees.

Calculated and rounded off on the basis of millions for the sake of greater precision.

End of part 5 of ad hoc announcement of Deutsche Telekom. Follows part 6

Part 6 and end of ad hoc announcement of Deutsche Telekom

Free cash flow more than quadrupled

Over the full financial year, free cash flow increased from EUR 1.1 billion to EUR 4.8 billion.

Cash generated from operations in the full financial year increased by 2.4 % to EUR 16.7 billion, while net cash provided by operating activities, i.e. after net interest payments, improved by 4.4 % to EUR 12.5 billion. At the same time, cash outflows for investments in property, plant and equipment and intangible assets decreased by EUR 3.3 billion to EUR 7.6 billion.

Cash flow

billions of €	2002	2001	Change	%
Cash generated from operations	16.7	16.3	0.4	2.4
Interest received / (paid)	(4.2)	(4.3)	0.1	3.1
Net cash provided by operating activities	12.5	11.9	0.6	4.4
Cash outflows from investments in intangible assets and property, plant and equipment	(7.6)	(10.9)	3.3	29.8
Free cash flow before dividend	4.8	1.1	3.7	n.a.
Dividend	(1.6)	(1.9)	0.3	17.0
Free cash flow after dividend	3.3	(0.8)	4.1	n.a.

Calculated and rounded off on the basis of millions for the sake of greater precision.

This release contains or may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. . Forward–looking statements generally are identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and Deutsche Telekom undertakes no obligation to update any forward-looking statement in light of new information or future events.  It is important to note that the company’s actual results could differ materially from the results anticipated or projected in any such forward- looking statements, based on a number of important factors, including, but not limited to, those identified on pages 6, 7 and 12 – 17 of  Deutsche Telekom’s filing of its Annual Report on Form 20-F/A for the year ended December 31, 2001 with the U.S. SEC.

The detailed explanations and calculations of the so-called pro forma figures are included as an appendix “Reconciliation to pro forma figures” to the published press release on the Internet and can be viewed a www.Deutschetelekom.com/reconciliation/2002

All information given in this press release is on the basis of preliminary, unaudited figures.

End of release

Reconciliation to pro forma figures

EBITDA

EBITDA adjusted for special influences

Free cash flow

Gross and net debt

EBITDA and EBITDA adjusted for special influences.

EBITDA and EBITDA adjusted for special influences are pro forma figures that are not covered by the provisions of the German or U.S. GAAP.

EBITDA.

EBITDA is the abbreviation for “earnings before interest, taxes, depreciation and amortization”. Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding net financial income (expense), amortization of intangible assets and depreciation of property, plant and equipment.

Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. EBITDA is an important indicator used by Deutsche Telekom’s leading decision-makers in order to measure Deutsche Telekom’s operating activities and the performance of the individual units. EBITDA provides investors with exactly the same figure used by Deutsche Telekom’s management, allowing them to assess the results of each unit, as well as those of the Deutsche Telekom Group as a whole.

EBITDA adjusted for special influences.

Deutsche Telekom defines EBITDA adjusted for special influences as the results from ordinary business activities excluding net financial income (expense), amortization of intangible assets and depreciation of property, plant and equipment, before the effects of any special influences. Deutsche Telekom discloses EBITDA adjusted for special influences as an indicator of the development of its operating activities before the effect of the special influences listed below and those special influences resulting from the measures taken in the third quarter of the 2002 financial year as part of the strategic review.

EBITDA and EBITDA adjusted for special influences should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures prepared in accordance with German or U.S. GAAP. EBITDA also includes noncash transactions and does not take account of either changes in the balance sheet or interest and tax payments. However, given that these factors affect cash flow, EBITDA and EBITDA adjusted for special influences should not be used as a substitute for the cash flow measures recorded by Deutsche Telekom.

Since other companies may not calculate EBITDA, or EBITDA adjusted for special influences, and similar pro forma financial figures in the same way, Deutsche Telekom’s pro forma figures are not necessarily comparable with similarly titled figures of other companies.

EBITDA margin and EBITDA margin adjusted for special influences.

In order to compare the EBITDA earnings power of profit-based units of different sizes, the EBITDA margin is provided in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special influences.

In both the year under review and in previous years, the Group’s result was influenced by a number of unusual or infrequent factors (special influences).

The following tables show how Deutsche Telekom derives EBITDA adjusted for special influences for the Group and for its four divisions from the consolidated statement of income prepared in accordance with German GAAP. The special influences have been defined and quantified both for the year under review and for the previous year. At Group level, we have provided a multi-year review for the period 1996 to 2002.

Reconciliation of Group EBITDA, 1996 to 2002

billions of EUR	2002	2001	Change	%(1)	2000	1999	1998	1997	1996

Net revenue	53.7	48.3	5.4	11.1	40.9	35.5	35.1	34.5	32.3
Results from ordinary business activities	(26.8)	(2.5)	(24.3)	n.a.	6.5	3.2	5.1	3.7	3.4
Financial income (expense), net	(6.0)	(5.3)	(0.7)	-12.6	(1.2)	(2.9)	(3.3)	(4.0)	(3.9)
Depreciation and amortization	(36.9)	(15.2)	21.7	142.3	(13.0)	(8.4)	(9.0)	(9.5)	(9.0)
EBITDA(1)	16.1	18.1	(2.0)	-10.8	20.7	14.5	17.4	17.2	16.3
EBITDA margin (%)(1)	30.0	37.4			50.6	41.0	49.6	49.8	50.7
Special influences affecting EBITDA	(0.2)	3.0	(3.2)	-106.8	7.8	—	0.1	0.2	0.3
EBITDA adjusted for special influences(1)	16.3	15.1	1.2	7.8	12.9	14.5	17.3	17.0	16.0
EBITDA margin adjusted forspecial influences (%)(1)	30.4	31.3			31.6	41.0	49.2	49.3	49.6

(1) Calculated and rounded off on the basis of millions for the sake of greater precision

Special influences to affect EBITDA positively in the year under review mainly included the book profit (including foreign currency transaction losses) of EUR 0.2 billion from the sale of the shares in PT Satelindo, as well as proceeds from the sale of shares in T-Online in the fourth quarter, which amounted to EUR 0.3 billion. The expenses relating to the restructuring measures in the T-Com and T-Systems divisions (EUR 0.4 billion) as well as selling costs and an additional minimum liability adjustment (totaling EUR 0.3 billion) had the effect of reducing EBITDA in the fourth quarter.

Group EBITDA including special influences amounts to around EUR 16.1 billion, compared with EUR 18.1 billion in the previous year. This corresponds to a decrease of EUR 2.0 billion, or 10.8 percent. Adjusted for special influences, EBITDA increased by EUR 1.2 billion or 7.8 percent year-on-year, from EUR 15.1 billion to EUR 16.3 billion.

The following special influences affected EBITDA in the 2001 financial year: proceeds from the sale of the interests in Sprint-FON and Sprint-PCS (including selling costs) in the total amount of EUR 1.9 billion in the second and third quarters, the book profit from the sale of the Baden-Württemberg cable TV company (EUR 0.9 billion) in the third quarter, and proceeds from the sale of regional cable service companies (EUR 0.1 billion) and from the reversal of accruals (EUR 0.3 billion), both in the fourth quarter. The disclosure of an additional minimum liability of EUR 0.2 billion under personnel costs had the effect of reducing EBITDA.

In the previous years (1996 to 2000), the following special influences impacted EBITDA:

2000: The sale of Atlas/Global One (EUR 2.8 billion) and of the North Rhine-Westphalia and Hessen cable TV companies (EUR 3.0 billion), as well as the IPO of T-Online (EUR 2.7 billion) and the dilutive effect of the IPOs of the Russian MTS (Mobile TeleSystems) and of comdirect bank AG (EUR 0.2 billion), in which T-Online International AG holds an interest. Furthermore, additions to accruals, losses from dispositions and losses on receivables had an effect totaling EUR 0.9 billion.

1998: Income from assets disposals following the sale of SES (SES Société Européene des Satellites) shares in the amount of EUR 0.1 billion.

1997: Income from the reversal of accruals in the amount EUR 0.2 billion).

1996: One-time input tax refunds in the amount of EUR 0.3 billion.

Reconciliation of EBITDA in the divisions in 2002 and 2001

	T-Com		T-Systems		T-Mobile		T-Online		Other
billions of EUR	2002	2001(2)	2002	2001(2)	2002	2001	2002	2001	2002	2001(2)

Net revenue	30.2	29.4	11.3	11.9	19.7	14.6	1.8	1.4	4.4	5.1
Results from ordinary business activities	3.5	4.6	(2.0)	(0.4)	(23.7)	(6.4)	0	(0.2)	(4.5)	0.4
Financial income (expense), net	(0.9)	(0.9)	(0.1)	0.1	(1.4)	(3.2)	0	0	(3.6)	(1.5)
Depreciation and amortization	(5.5)	(5.4)	(2.6)	(1.4)	(27.3)	(6.3)	(0.2)	(0.2)	(1.3)	(1.4)
EBITDA(1)	9.9	10.9	0.8	0.9	5.0	3.1	0.2	(0.1)	0.4	3.3
EBITDA margin (%)(1)	32.9	37.1	6.7	7.4	25.5	21.4	11.3	-5.4	10.1	64.1
Special influences affecting EBITDA	(0.2) (a)	0.8 (b)	(0.4) (c)	—	—	—	—	—	0.4 (d)	2.2 (e)
EBITDA adjusted for special influences(1)	10..2	10.1	1.2	0.9	5.0	3.1	0.2	(0.1)	0	1.1
EBITDA margin adjusted for special influences(1)	33.7	34.4	10.2	7.4	25.5	21.4	11.3	-5.4	0.7	21.9

(1) Calculated and rounded off on the basis of millions for the sake of greater precision

(2) For T-Com, T-Systems and Other, the figures for the previous year were adjusted to the new allocation to segments.

T-Com

a)                  Restructuring expenses for personnel reduction at the European subsidiaries, associated and related companies and disclosure of an additional minimum liability.

b)                 Proceeds from the sale of the Baden-Württemberg cable TV company (EUR 0.9 billion) and of regional cable service companies (EUR 0.1 billion); additional minimum liability (EUR -0.2 billion).

T-Systems

c)                  Restructuring expenses and disclosure of an additional minimum liability.

Other

d)      Book profit from the sale of shares in PT Satelindo (EUR 0.2 billion) and from the sale of T-Online shares (EUR 0.3 billion) as well as selling costs and the disclosure of an additional minimum liability totaling EUR -0.1 billion.

e)                  Book profit (including selling costs) from the sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion); and income from the reversal of accruals (EUR 0.3 billion)

Special influences.

In addition to the special influences affecting EBITDA mentioned above, the special influences not affecting EBITDA, including the special influences which resulted from the strategic review implemented in the third quarter of 2002, are set out below.

In the 2002 financial year, special influences totaling EUR 19.8 million had a negative impact on the Group’s result. The vast majority of this amount (EUR 19.6 billion) is the result of special influences which have no effect on EBITDA.

When analyzing the special influences which do not affect EBITDA, it should be remembered that the acquisition of the UMTS licenses and the acquisition of T-Mobile USA in the period under review had an impact on depreciation and amortization as well as on interest expense and will continue to do so in the future, whereas the corresponding positive effects on results are only expected to be recorded in future financial statements.

The following special influences did not affect EBITDA but impacted the Group’s result:

		billions of. EUR
Nonscheduled write-downs on property, plant and equipment and intangible assets
2002	Total	-21.5
	Goodwill T-Mobile USA	-8.3
	Goodwill T-Mobile Netherlands (Ben)	-1.0
	Goodwill SIRIS (T-Systems)	-0.5
	Mobile communications licenses at T-Mobile USA	-9.4
	UMTS license at T-Mobile UK	-2.2
	Property, plant and equipment at T-Systems	-0.1
2001	Total	-1.8
	Land and buildings	-0.8
	Write-downs of goodwill on brand names as part of the rebranding of mobile communications majority shareholdings	-1.0
2000	Total	-3.0
	Land	-2.0
	Parts of the long-distance copper cable network and telecommunications equipment	-1.0

Financial income (expense)., net
2002	Total	-1.6
	Valuation adjustment for the net carrying amount of the shareholding in France Télécom	-0.6
	Valuation adjustments for loans to associated companies of Kabel Deutschland GmbH	-0.3
	Nonscheduled write-down of the net carrying amount of the shareholding in comdirect bank AG	-0.1
	Nonscheduled write-down of the UMTS license held by T-Mobile Netherlands (Ben) as part of its inclusion as an associated company	-0.2
	Other write-downs of financial investments	-0.4
2001	Total	-0.9
	Nonscheduled write-down of the net carrying amount of the shareholding in France Telecom as a result of the decrease in its share price	-0.3
	Other write-downs of financial investments	-0.6
2000	Proceeds from the sale of WIND	2.3
1998	Nonscheduled write-downs of East Asian shareholdings	-0.1
1997	Nonscheduled write-downs of East Asian shareholdings	-0.2

Extraordinary income/loss (German GAAP):
1996	Expense recognized in respect of staff restructuring measures	-0.9

The tax effects on the various special influences were determined on the basis of the corporation tax rate. In the period under review, tax income of EUR 3.0 billion was generated, in particular in relation to the nonscheduled write-downs of mobile communications licenses held by T-Mobile USA. Furthermore, backdated amortization of goodwill to be recognized in Deutsche Telekom AG’s tax accounts in accordance with a Federal Fiscal Court ruling resulted in positive tax effects for financial year 2002 which was in turn a separate special influence impacting the Group’s result. In the previous year, the offsetting of a loss from the write-down on the book value of the investment in NAB/Sprint was a separate special factor.

In addition, we have provided a separate overview of the effects of both the special influences and the measures taken in connection with the strategic review on the overall statement of income in the 2002 financial year.

In the 2002 financial year, special influences totaling EUR 19.8 billion had a negative impact on the Group’s result. EUR 19.0 billion of this relates to special influences resulting from the measures taken in connection with the strategic review which was implemented in the third quarter of 2002. These mainly comprise nonscheduled write-downs of intangible assets totaling EUR 21.3 billion, and positive tax income of EUR 3.0 billion relating to nonscheduled write-downs on mobile communications licenses of T-Mobile USA.

In 2002, EUR 23.6 billion of the total special influences had a negative impact on the Group result, and EUR 3.8 billion had a positive impact.

Net loss including special influences in 2002 was EUR 24.6 billion, EUR 21.1 billion more than in the previous year (2001: EUR 3.5 billion). After adjustment for special influences, the net loss increased by EUR 0.1 billion and thus remained almost constant in comparison with the same period last year (2002: EUR 4.8 billion; 2001: EUR 4.7 billion).

The strategic review in the third quarter of the 2002 financial year was based on impairment testing on Deutsche Telekom’s shareholdings and assets. This involved assessing the plausibility of the assumptions upon which the company’s plans are based against a large amount of information, such as the market capitalization of companies which are comparable with Deutsche Telekom’s subsidiaries and affiliates, and analysts’ current estimates. Independent experts were called in to value individual assets. Cash flow-based calculations were then performed on the corrected assumptions. These calculations now form the basis for Deutsche Telekom’s current corporate plans. This process therefore takes account of the dramatic change in the market environment which has taken place since the assets concerned were acquired.

Reconciliation of the statement of income for the financial year from
January 1, 2002 to December 31, 2002:

billions of EUR	2002	Special influences		2002 (excluding special influences)	Special influences resulting from measures under the strategic review		2002 (excluding special influences and strategic review)
Net revenue	53.7			53.7			53.7
Change in inventories and other own capitalized costs	0.5			0.5			0.5
Total operating performance	54.2			54.2			54.2
Other operating income	3.9	0.5	(1)	3.4			3.4
Goods and services purchased	(14.4)			(14.4)			(14.4)
Personnel costs	(13.5)	(0.3	)(2)	(13.2)	(0.3	)(5)	(12.9)
Depreciation and amortization	(36.9)			(36.9)	(21.4	)(6)	(15.5)
Other operating expenses	(14.1)			(14.1)	(0.1	)(7)	(14.0)
Financial income (expense), net	(6.0)	(1.3	)(3)	(4.7)	(0.3	)(8)	(4.4)
Results from ordinary business activities(10)	(26.8)	(1.1)		(25.7)	(22.0)		(3.6)
Taxes	2.5	0.3	(4)	2.2	3.0	(9)	(0.9)
Income/(losses) applicable to minority shareholders	(0.3)			(0.3)			(0.3)
Net loss(10)	(24.6)	(0.8)		(23.8)	(19.0)		(4.8)

Special influences

1.               Book profit from the sale of shares in PT Satelindo (EUR 0.2 billion) and proceeds from the sale of shares in
T-Online (EUR 0.3 billion).

2.               Disclosure of an additional minimum liability and restructuring expenses for personnel reduction at the European subsidiaries, associated and related companies of the T-Com division.

3.              Nonscheduled write-downs of financial assets:

•                  of which: EUR 0.6 billion from valuation adjustment of the net carrying amount of the shares in France Telecom

•                  of which: EUR 0.3 billion from valuation adjustment of loans to associated companies of Kabel Deutschland GmbH, and EUR 0.4 billion from valuation adjustments for other investments in noncurrent securities

4-              Tax effects from the additional minimum liability and from valuation adjustments of loans to associated companies of Kabel Deutschland GmbH, as well as positive tax effects resulting from backdated amortization of goodwill to be recognized in Deutsche Telekom AG’s tax accounts.

Special influences resulting from measures under the strategic review

5.               Restructuring expenses at the T-Systems division.

6.               Nonscheduled write-downs:

•                  of which: Goodwill relating to T-Mobile USA (EUR 8.3 billion)

•                  of which: Goodwill relating to T-Mobile Netherlands (Ben) (EUR 1.0 billion)

•                  of which: Goodwill relating to SIRIS (T-Systems) (EUR 0.5 billion)

•                  of which: Mobile communications licenses at T-Mobile USA (EUR 9.4 billion)

•                  of which: UMTS license held by T-Mobile UK (EUR 2.2 billion)

•                  of which: Property, plant and equipment at the T-Systems division (EUR 0.1 billion)

7.               Expenses for additions to accruals for restructuring measures at the T-Systems division.

8.               Nonscheduled write-downs of financial assets:

•                  of which: EUR 0.1 billion on the net carrying amount of the investment in comdirect bank AG

•                  of which: EUR 0.2 billion on the UMTS license of T-Mobile Netherlands (Ben) as part of its inclusion as an associated company

9.               Tax effect from the reversal of deferred tax liabilities as a result of the nonscheduled write-down of mobile communications licenses at T-Mobile USA.

10.         Calculated and rounded off on the basis of millions for the sake of greater precision.

Free cash flow.

Free cash flow is a figure which is not subject to the regulations under German or U.S. GAAP regulations. Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in intangible assets and property, plant and equipment. Free cash flow should not be regarded in isolation as an alternative to cash generated from operations, net cash provided by operating activities or other cash flow figures recorded by Deutsche Telekom.

Deutsche Telekom believes that free cash flow is used by investors as a benchmark to enable them to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for intangible assets and property, plant and equipment), in particular with regards to investments in associated and related companies and the repayment of liabilities. However, free cash flow should not be used to determine the financial situation of the Group.

Reconciliation of free cash flow in the Group for 2002 and 2001

billions of EUR	2002	2001	Change	% (1)

Cash generated from operations	16.7	16.3	0.4	2.4
Interest received / (paid)	(4.2)	(4.3)	0.1	3.1
Net cash provided by operating activities(1)	12.5	11.9	0.6	4.4
Cash outflows from investments in intangible assets and property, plant and equipment	(7.6)	(10.9)	3.3	29.8
Free cash flow before payment of dividends	4.8	1.1	3.7	n.a.
Dividend	(1.6)	(1.9)	0.3	17.0
Free cash flow after payment of dividends	3.3	-0.8	4.1	n.a.

(1) Calculated and rounded off on the basis of millions for the sake of greater precision.

Since other companies may not calculate free cash flow and similar pro forma financial figures in the same way, Deutsche Telekom’s free cash flow is not necessarily comparable with similarly titled figures of other companies.

Gross and net debt

The figures for gross and net debt are not subject to the regulations under German or U.S. GAAP.

Gross debt is the basis for total net interest expense incurred. In addition to this key figure, Deutsche Telekom shows “net debt”, i.e. the Group’s actual net financial position at the balance sheet date. Net debt therefore should in principle include all interest-bearing items on the assets and liabilities side of the balance sheet. This requirement called for an addition to the balance sheet items included in “net debt” as at December 31, 2002. The “new” definition of net debt is as follows:

Deutsche Telekom used to define gross debt as the total of the balance sheet items “bonds and debentures” and “liabilities to banks”. This item is now recorded as “Debt (in accordance with consolidated balance sheet)”.

On the basis of the new definition, gross debt includes not only “debt (in accordance with the consolidated balance sheet)”, but also liabilities to non-banks from loan notes, cash collateral paid for positive fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under “other liabilities” in the balance sheet.

Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item “prepaid expenses and deferred charges”.

In addition, the following items (which are reported under the balance sheet item “other assets”) are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

The prior-year figures shown have been adjusted in line with this definition to allow proper comparisons.

Reconciliation of net debt in the Group, comparison for the period from 1996 to 2002

billions of EUR	2002	2001(2)	Change	%(1)	2000(2)	1999(2)	1998(2)	1997(2)	1996(2)

Bonds and debentures	56.7	58.3	(1.6)	-2.7	51.4	9.5	3.8	5.2	6.6
Liabilities to banks	6.3	8.7	(2.4)	-27.9	9.0	32.8	36.1	39.7	44.5
Debt (in accordance with balance sheet)	63.0	67.0	(4.0)	-5.9	60.4	42.3	39.9	44.9	51.1
Liabilities to non-banks from loan notes	0.8	0.7	0.1	-27.8	0.7	0.6	0.5	0.6	—
Miscellaneous other	0.3	0.2	0.1	8.8	0.2	—	—	—	—
Gross debt(1)	64.1	67.9	(3.8)	-5.6	61.3	42.9	40.4	45.5	51.1
Liquid assets	1.9	2.9	(1.0)	-33.6	1.9	1.2	5.1	4.7	9.1
Other investments in marketable securities	0.4	0.7	(0.3)	-41.2	0.8	1.8	1.4	1.8	0
Other investments in noncurrent securities	0.2	0.9	(0.7)	-72.9	1.1	2.0	1.0	0.6	0.2
Other assets	0.2	0.3	(0.1)	-44.7	0	—	—	—	—
Discounts on loans (prepaid expenses and deferred charges)	0.3	0.3	—	-16.0	0.1	0.1	0.1	0.1	0.1
Net debt(1)	61.1	62.8	(1.7)	-2.7	57.4	37.9	32.9	38.3	41.6

(1) Calculated on the basis of millions for the sake of greater precision.

(2) The prior-year figures shown have been adjusted in line with this definition to allow proper comparisons.

Gross and net debt are indicators which are used by Deutsche Telekom’s leading decision-makers in order to manage and control debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: March 14, 2003